SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 October 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 16 October 2009 re:  SALE OF HALIFAX ESTATE AGENCY

90/09

16 October 2009

LLOYDS BANKING GROUP TO SELL HALIFAX ESTATE AGENCY

Lloyds Banking Group plc announces that it has reached an agreement in principle to sell the Halifax Estate Agencies Ltd (HEA) business which operates through a network of 218 offices, including 93 franchise operations, to LSL Property Services plc (LSL).  LSL is the parent company of estate agency brands Your Move, Reeds Rains and Intercounty.

The proposed transaction is expected to complete in January 2010 and will involve the assumption of Halifax Estate Agency's assets and liabilities for a cash consideration of £1.  The effect on the Lloyds Banking Group accounts is not expected to be material.  The Halifax brand is not included in the sale and, in time, the Halifax Estate Agency offices will be rebranded to either Your Move, Reeds Rains or Intercounty.

The decision to sell the estate agency business, which has been loss making for some time, follows a strategic review undertaken by the Group which concluded that an estate agency operation is no longer integral to its business model.

As part of the transaction, there are 121 Halifax banking counters located within the estate agent offices which will close early in the New Year.  The vast majority of these locations have either a Halifax or Lloyds TSB branch within one mile.

Colleagues

It is anticipated that approximately 1,050 estate agency colleagues will transfer, on completion of the sale, under the Transfer of Undertakings (Protection of Employment) 'TUPE' employment legislation to companies within the LSL group. Lloyds Banking Group is consulting with its unions about the sale and the transfer of employees.

In addition, it is anticipated that as a result of the counter closures, up to 460 colleagues will be affected with the loss of approximately 360 full time roles.  The Group's preference is to use natural turnover, make less use of contractors and to redeploy people wherever possible to retain their expertise and knowledge.  Where it is necessary for colleagues to leave the company, it will look to achieve this by voluntary redundancy.  Compulsory redundancies will be a last resort.

The Halifax retail branch network is unaffected by this announcement and continues to operate as usual.  The Group is firmly committed to a multi-brand strategy for its banking business and Halifax is one of Lloyds Banking Group's key relationship brands.

Customers

For customers buying and selling property through Halifax Estate Agency there will be no change.  On the completion of the transaction, there will be a smooth transition to LSL Property Services plc who will continue to market the property and assist in the transaction.  All customers potentially affected by the counter closures will receive a letter informing them of the changes and letting them know about alternative banking facilities in their area.

David Nicholson, Managing Director of Halifax Community Bank, said:

"Halifax Estate Agency is a well established business and, following a strategic review, we believe that it is better able to grow outside the Group with a strong existing player in the market such as LSL Property Services plc.

"The Halifax brand is one of the strongest on the high street and remains integral to the Group. Halifax bank branches will continue to operate on the high street in England and Wales alongside Lloyds TSB and we are focused on growing and developing the Halifax business."

Simon Embley, Chief Executive Officer of LSL Property Services plc added:

"The purchase of Halifax Estate Agency heralds a significant step forward in the growth of LSL and its associated estate agency businesses.  We now look forward to embracing the opportunities that this move presents to us and, at the same time, ensure the high standards and reputation HEA are renowned for are maintained and built upon in the future."

- END -

For further information:

Investor Relations

Michael Oliver          +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe    +44 (0) 20 7356 1571

Senior Manager, Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O'Riordain    +44 (0) 20 7356 1849

Group Communications Director

Email: shane.o'riordain@lloydsbanking.com

Amy Mankelow        +44 (0) 20 7356 1497

Senior Manager, Media Relations

Email: amy.mankelow@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  16 October 2009